FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....  April............................................ , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                  No          X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... April 30, 2009.....	By	........../s/......... Masashiro Kobayashi ............
(Signature)*
Masashiro Kobayashi
General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2009

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2009
April 30, 2009
CONSOLIDATED RESULTS
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Three months	Three months		Three months	Year ending
	ended	ended	Change(%)	ended	December 31,	Change(%)
	March 31, 2009	March 31, 2008		March 31, 2009	2009

Net sales	¥687,034	¥1,007,538	- 31.8	$7,010,551	¥3,330,000	- 18.7
Operating profit	20,032	170,830	- 88.3	204,408	180,000	- 63.7
Income before income taxes	22,394	166,642	- 86.6	228,510	180,000	- 62.6
Net income attributable to Canon Inc.	¥17,744	¥106,644	- 83.4	$181,061	¥110,000	- 64.4

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥14.37	¥84.57	- 83.0	$0.15	¥89.11	- 63.8
- Diluted	14.37	84.56	- 83.0	0.15	-	-

	Actual
	As of	As of		As of
	March 31,	December 31,	Change(%)	March 31,
	2009	2008		2009

Total assets	¥3,751,117	¥3,969,934	- 5.5	$38,276,704

Canon Inc. stockholders’ equity	¥2,647,032	¥2,659,792	- 0.5	$27,010,531

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

	2.	U.S. dollar amounts are translated from yen at the rate of JPY98 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2009, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2009 First Quarter in Review
Looking back at the global economy in the first quarter of 2009, the severity of the global recession that struck last year increased among developed and emerging countries. In the United States, deteriorating employment conditions and other factors continued to negatively affect personal consumption, whereas in Europe, exports continued to shrink and consumer spending weakened further. In Japan, reductions in corporate capital spending, coupled with a decrease in exports and declining inventory levels mainly in the manufacturing industry, have clearly had a negative impact on the real economy. Furthermore, growth in Asia and other emerging economies decelerated due to waning exports, thereby depriving the global economy of an engine for growth. As for the foreign exchange market, although the unilateral appreciation of the yen that began in early autumn last year reversed, the yen remained relatively highly valued against other foreign currencies during the quarter.
As for the markets in which Canon operates amid these conditions, within the office imaging products market, sales of monochrome and color network digital multifunction devices (MFDs) remained low due to continued restrained corporate investment in each region. In the computer peripherals market, in addition to a drop in demand for monochrome models, sales of color laser beam printers, which had enjoyed healthy expansion, fell below the year-ago level. With regard to inkjet printers, a significant decrease in demand for single-function models resulted in a contraction of the market compared with the previous year. As for the cameras segment, while demand for digital single-lens reflex (SLR) cameras achieved solid growth, demand for compact digital cameras declined amid further drops in prices. With respect to the optical equipment segment, demand fell for both aligners, used to produce liquid crystal display (LCD) panels, and for steppers, utilized in the production of semiconductors. The average value of the yen during the first-quarter was ¥93.86 to the U.S. dollar, a year-on-year appreciation of about 12%, and ¥121.85 to the euro, a year-on-year appreciation of approximately 29%.
Net sales for the period totaled ¥687.0 billion (U.S.$7,011 million), a year-on-year decline of 31.8%, mainly due to the effects of substantially reduced sales volumes arising from decreased demand for network MFDs and laser beam printers, along with the substantial rise in the value of the yen. Despite the launch of new products and ongoing cost-cutting efforts targeting an improved gross profit ratio, such factors as the appreciation of the yen, reduction in sales volumes and falling product prices led to a 6.1 point decline in the ratio to 43.5%. Consequently, gross profit decreased by 40.2% to ¥298.8 billion (U.S.$3,049 million). Although, operating expenses declined by 15.3% owing to a Group-wide effort to curb expenses, operating profit dropped 88.3% to ¥20.0 billion (U.S.$204 million). Other income (deductions) reversed to positive by ¥6.6 billion (U.S.$67 million), mainly due to an improvement in currency exchange losses. As a result, income before income taxes totaled ¥22.4 billion (U.S.$229 million), a decline of 86.6%, while net income attributable to Canon Inc. also recorded a decrease of 83.4% to ¥17.7 billion (U.S.$181 million).
Basic net income attributable to Canon Inc. stockholders per share was ¥14.37 (U.S.$0.15), a year-on-year decline of ¥70.20 (U.S.$0.72).

Results by Product Segment
Looking at Canon’s first-quarter performance by business sector, within the business machines segment, demand for office equipment declined significantly amid the rapid deterioration of economic conditions. As for office imaging products, while demand for digital commercial printers increased, flagging sales in major regions for network digital MFDs along with the strong yen resulted in a year-on-year decline in sales of 31.3% for the segment. In the field of computer peripherals, the significant drop in demand for laser beam printers along with the decline in sales due to the need to reduce distribution inventories, combined with the appreciation of the yen, resulted in a sales decrease of 41.9% compared with the year-ago period. As for inkjet printers, amid a shrinking global market, while sales volume displayed solid growth in the Americas which contributed to minimizing the decrease of sales volume for the segment overall, the impact of the yen’s appreciation and falling prices resulted in a decline in sales by 26.6%. Consequently, sales for the computer peripherals segment overall dropped by 38.0%. As for business information products, reduced personal computer sales in the Japanese domestic market resulted in a sales decline of 23.7%. Collectively, sales of business machines overall totaled ¥451.6 billion (U.S.$4,608 million), down 34.7%, while operating profit totaled ¥59.1 billion (U.S.$603 million), falling 63.8% mainly due to the significant decrease in gross profit stemming from the reduction in sales.
Within the cameras segment, the high-resolution, competitively priced EOS Digital Rebel XSi (EOS 450D) and advanced-amateur model EOS 5D Mark II digital SLR cameras continued to enjoy healthy sales during the quarter, contributing to growth in sales volume. As for compact digital cameras, although the introduction of four new ELPH (IXUS)-series models and four PowerShot-series models was well received, sales volume contracted year on year amid stagnant market conditions. Consequently, along with the impact of falling average sales prices and the appreciation of the yen, sales for the cameras segment overall declined by 24.4% to ¥165.5 billion (U.S.$1,689 million). Additionally, operating profit for the sector decreased by 82.9% to ¥7.8 billion (U.S.$80 million) mainly as a result of the drop in sales value coupled with the significant decline in the gross profit ratio.
In the optical and other products segment, sales of steppers remained stagnant due to aggravating market conditions for memory chips. As a result, sales for the segment totaled ¥69.9 billion (U.S.$713 million), a decline of 27.8%. Operating profit dropped to negative ¥11.3 billion (U.S.$116 million) due to the significant drop in sales and other factors.
Cash Flow
In the first quarter of 2009, Canon generated cash flow from operating activities of ¥52.4 billion (U.S.$535 million), a decrease of ¥55.0 billion (U.S.$562 million) compared with the previous year, mainly reflecting the reduction in consolidated net income. As capital investments was focused on items relevant to introducing new products and achieving cost reductions, cash flow from investing activities totaled ¥102.0 billion (U.S.$1,041 million), a year-on-year decrease of ¥87.5 billion (U.S.$892 million). Accordingly, free cash flow totaled negative ¥49.6 billion (U.S.$506 million), a decrease of ¥32.4 billion (U.S.$331 million) from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥71.0 billion (U.S.$724 million), mainly arising from the dividend payout of ¥67.9 billion (U.S.$693 million). Consequently, cash and cash equivalents decreased by ¥102.0 billion (U.S.$1,041 million) to ¥577.2 billion (U.S.$5,890 million) from the end of the previous year.

Outlook
As for the outlook for the global economy in the second quarter and thereafter, although countries worldwide began launching various economic stimulus packages and financial policies in response to the current global recession, it is still expected to take considerable time before the effects of such measures will be felt and the global economy realizes a turnaround.
In the businesses in which Canon is involved, demand for network digital MFDs and laser beam printers is projected to remain sluggish for both monochrome and color models due to market reluctance in purchasing office equipment. Demand for inkjet printers and compact digital cameras is expected to remain stagnant in the near term due to the drop in consumer sentiment resulting from the weak economy, whereas demand for digital SLR cameras is expected to remain strong. With respect to steppers and aligners, demand is expected to further decline as device makers and LCD panel manufacturers reassess their capital expenditure plans.
With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook for the full year is based, despite the continued uncertainty over future interest rate policies, economic prospects and other factors for major countries, Canon anticipates exchange rates for the period of ¥95 to the U.S. dollar and ¥125 to the euro, representing an appreciation of approximately 9% against the U.S. dollar, and about 22% against the euro for the full year. Upon taking into consideration first-quarter business results along with current market conditions based on these foreign exchange rate assumptions, Canon has revised its previously announced projections and now anticipates net sales of ¥3,330.0 billion (U.S.$33,980 million), operating profit of ¥180.0 billion (U.S.$1,837 million), income before income taxes of ¥180.0 billion (U.S.$1,837 million) and net income attributable to Canon Inc. of ¥110.0 billion (U.S.$1,122 million).
Consolidated Outlook

Fiscal year	Millions of yen
	Year ending			Year ended
	December 31, 2009		Change	December 31, 2008	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,500,000	¥3,330,000	¥(170,000)	¥4,094,161	- 18.7%
Operating profit	160,000	180,000	20,000	496,074	- 63.7%
Income before income taxes	160,000	180,000	20,000	481,147	- 62.6%
Net income attributable to Canon Inc.	¥98,000	¥110,000	¥12,000	¥309,148	- 64.4%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
II. Financial Statements
1. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	March 31,	December 31,	Change	March 31,
	2009	2008		2009
ASSETS
Current assets:
Cash and cash equivalents	¥577,193	¥679,196	¥(102,003)	$5,889,724
Short-term investments	4,584	7,651	(3,067)	46,776
Trade receivables, net	485,413	595,422	(110,009)	4,953,194
Inventories	499,963	506,919	(6,956)	5,101,663
Prepaid expenses and other current assets	280,631	275,660	4,971	2,863,582

Total current assets	1,847,784	2,064,848	(217,064)	18,854,939

Noncurrent receivables	14,730	14,752	(22)	150,306
Investments	81,944	88,825	(6,881)	836,163
Property, plant and equipment, net	1,357,856	1,357,186	670	13,855,673
Intangible assets, net	120,532	119,140	1,392	1,229,918
Other assets	328,271	325,183	3,088	3,349,705

Total assets	¥3,751,117	¥3,969,934	¥(218,817)	$38,276,704

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥5,484	¥5,540	¥(56)	$55,959
Trade payables	295,746	406,746	(111,000)	3,017,816
Accrued income taxes	15,958	69,961	(54,003)	162,837
Accrued expenses	274,011	277,117	(3,106)	2,796,031
Other current liabilities	151,211	184,636	(33,425)	1,542,969

Total current liabilities	742,410	944,000	(201,590)	7,575,612
Long-term debt, excluding current installments	7,433	8,423	(990)	75,847
Accrued pension and severance cost	110,772	110,784	(12)	1,130,327
Other noncurrent liabilities	57,402	55,745	1,657	585,734

Total liabilities	918,017	1,118,952	(200,935)	9,367,520

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,783,286
Additional paid-in capital	403,182	403,790	(608)	4,114,102
Legal reserve	54,063	53,706	357	551,663
Retained earnings	2,826,061	2,876,576	(50,515)	28,837,357
Accumulated other comprehensive income (loss)	(254,810)	(292,820)	38,010	(2,600,102)
Treasury stock, at cost	(556,226)	(556,222)	(4)	(5,675,775)

Total Canon Inc. stockholders’ equity	2,647,032	2,659,792	(12,760)	27,010,531

Noncontrolling interests	186,068	191,190	(5,122)	1,898,653

Total equity	2,833,100	2,850,982	(17,882)	28,909,184

Total liabilities and equity	¥3,751,117	¥3,969,934	¥(218,817)	$38,276,704

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	March 31,	December 31,		March 31,
	2009	2008		2009
Notes:
1. Allowance for doubtful receivables	¥10,596	¥9,318		$108,122
2. Accumulated depreciation	1,702,036	1,635,601		17,367,714
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(192,298)	(235,968)		(1,962,225)
Net unrealized gains and losses on securities	616	1,135		6,286
Net gains and losses on derivative instruments	(3,268)	1,493		(33,347)
Pension liability adjustments	(59,860)	(59,480)		(610,816)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Thousands of
				U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2009	March 31, 2008		March 31, 2009
Net sales	¥687,034	¥1,007,538	- 31.8	$7,010,551
Cost of sales	388,220	507,673		3,961,429

Gross profit	298,814	499,865	- 40.2	3,049,122
Operating expenses:
Selling, general and administrative expenses	205,993	249,480		2,101,969
Research and development expenses	72,789	79,555		742,745

	278,782	329,035		2,844,714

Operating profit	20,032	170,830	- 88.3	204,408
Other income (deductions):
Interest and dividend income	1,434	6,193		14,633
Interest expense	(84)	(412)		(857)
Other, net	1,012	(9,969)		10,326

	2,362	(4,188)		24,102

Income before income taxes	22,394	166,642	- 86.6	228,510

Income taxes	6,759	56,034		68,969

Consolidated net income	15,635	110,608	- 85.9	159,541
Less: Net income (loss) attributable to noncontrolling interests	(2,109)	3,964		(21,520)

Net income attributable to Canon Inc.	¥17,744	¥106,644	- 83.4	$181,061

Note:	Consolidated comprehensive income for the three months ended March 31, 2009 and 2008 was JPY53,873 million (increase) (U.S.$549,724 thousand (increase)) and JPY3,760 million (increase), respectively.
3. DETAILS OF SALES

Sales by product	Millions of yen			Thousands of
				U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2009	March 31, 2008		March 31, 2009
Business machines:
Office imaging products	¥197,520	¥287,524	- 31.3	$2,015,510
Computer peripherals	235,208	379,509	- 38.0	2,400,082
Business information products	18,878	24,753	- 23.7	192,632

	451,606	691,786	- 34.7	4,608,224
Cameras	165,549	218,995	- 24.4	1,689,276
Optical and other products	69,879	96,757	- 27.8	713,051

Total	¥687,034	¥1,007,538	- 31.8	$7,010,551

Sales by region	Millions of yen			Thousands of
				U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2009	March 31, 2008		March 31, 2009
Japan	¥169,504	¥227,781	- 25.6	$1,729,633
Overseas:
Americas	176,331	270,664	- 34.9	1,799,296
Europe	210,067	337,116	- 37.7	2,143,541
Other areas	131,132	171,977	- 23.8	1,338,081

	517,530	779,757	- 33.6	5,280,918

Total	¥687,034	¥1,007,538	- 31.8	$7,010,551

Notes:	1.	The primary products included in each of the product segments are as follows:

Business machines:

Office imaging products :   Office network digital multifunction devices (MFDs) / Color network digital MFDs /
Office copying machines / Personal-use copying machines / Full-color copying machines
Computer peripherals :   Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners
Business information products :   Computer information systems / Document scanners / Personal information products
Cameras :   Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders
Optical and other products :   Semiconductor production equipment / Mirror projection mask aligners for LCD panels /
Broadcasting equipment / Medical equipment / Large format printers / Components

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of
			U.S. dollars
	Three months	Three months	Three months
	ended	ended	ended
	March 31, 2009	March 31, 2008	March 31, 2009
Cash flows from operating activities:
Consolidated net income	¥15,635	¥110,608	$159,541
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,523	82,201	770,643
Loss on disposal of property, plant and equipment	1,176	3,685	12,000
Deferred income taxes	(6,312)	(7,591)	(64,408)
Decrease in trade receivables	121,931	71,298	1,244,194
(Increase) decrease in inventories	18,290	(24,585)	186,633
Increase (decrease) in trade payables	(129,424)	4,732	(1,320,653)
Decrease in accrued income taxes	(54,352)	(78,470)	(554,612)
Decrease in accrued expenses	(8,687)	(36,112)	(88,643)
Decrease in accrued (prepaid) pension and severance cost	(140)	(2,783)	(1,429)
Other, net	18,806	(15,494)	191,897

Net cash provided by operating activities	52,446	107,489	535,163
Cash flows from investing activities:
Purchases of fixed assets	(105,084)	(136,165)	(1,072,286)
Proceeds from sale of fixed assets	1,339	710	13,663
Purchases of available-for-sale securities	(6)	(3,833)	(61)
Proceeds from sale and maturity of available-for-sale securities	214	4,011	2,184
(Increase) decrease in time deposits	2,885	(204)	29,439
Acquisitions of subsidiaries, net of cash acquired	(168)	(209)	(1,714)
Purchases of other investments	(54)	(44,111)	(551)
Other, net	(1,152)	(9,682)	(11,756)

Net cash used in investing activities	(102,026)	(189,483)	(1,041,082)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	593	3,400	6,051
Repayments of long-term debt	(1,532)	(1,175)	(15,633)
Increase (decrease) in short-term loans	96	(2,632)	980
Dividends paid	(67,897)	(75,663)	(692,827)
Purchases of treasury stock, net	(9)	(3)	(92)
Other, net	(2,209)	(8,804)	(22,540)

Net cash used in financing activities	(70,958)	(84,877)	(724,061)
Effect of exchange rate changes on cash and cash equivalents	18,535	(69,923)	189,133

Net change in cash and cash equivalents	(102,003)	(236,794)	(1,040,847)
Cash and cash equivalents at beginning of period	679,196	944,463	6,930,571

Cash and cash equivalents at end of period	¥577,193	¥707,669	$5,889,724

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. NOTE FOR GOING CONCERN ASSUMPTION
     Not applicable.
6. SEGMENT INFORMATION
(1) SEGMENT INFORMATION BY PRODUCT

	Millions of yen			Thousands of
				U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2009	March 31, 2008		March 31, 2009
Business Machines
Net sales:
Unaffiliated customers	¥451,606	¥691,786	- 34.7	$4,608,224
Intersegment	-	-	-	-

Total	451,606	691,786	- 34.7	4,608,224

Operating cost and expenses	392,502	528,607	- 25.7	4,005,122

Operating profit	¥59,104	¥163,179	- 63.8	$603,102

Cameras
Net sales:
Unaffiliated customers	¥165,549	¥218,995	- 24.4	$1,689,276
Intersegment	-	-	-	-

Total	165,549	218,995	- 24.4	1,689,276

Operating cost and expenses	157,719	173,269	- 9.0	1,609,378

Operating profit	¥7,830	¥45,726	- 82.9	$79,898

Optical and other products
Net sales:
Unaffiliated customers	¥69,879	¥96,757	- 27.8	$713,051
Intersegment	41,214	56,215	- 26.7	420,551

Total	111,093	152,972	- 27.4	1,133,602

Operating cost and expenses	122,442	147,642	- 17.1	1,249,408

Operating profit (loss)	¥(11,349)	¥5,330	-	$(115,806)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-	-	$-
Intersegment	(41,214)	(56,215)	-	(420,551)

Total	(41,214)	(56,215)	-	(420,551)

Operating cost and expenses	(5,661)	(12,810)	-	(57,765)

Operating profit (loss)	¥(35,553)	¥(43,405)	-	$(362,786)

Consolidated
Net sales:
Unaffiliated customers	¥687,034	¥1,007,538	- 31.8	$7,010,551
Intersegment	-	-	-	-

Total	687,034	1,007,538	- 31.8	7,010,551

Operating cost and expenses	667,002	836,708	- 20.3	6,806,143

Operating profit	¥20,032	¥170,830	- 88.3	$204,408

Note:	General corporate expenses of JPY35,553 million (U.S.$362,786 thousand) and JPY43,295 million in the three months ended March 31, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

	Millions of yen			Thousands of
				U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2009	March 31, 2008		March 31, 2009
Japan
Net sales:
Unaffiliated customers	¥213,695	¥249,294	- 14.3	$2,180,561
Intersegment	304,291	586,930	- 48.2	3,105,010

Total	517,986	836,224	- 38.1	5,285,571

Operating cost and expenses	483,938	658,811	- 26.5	4,938,142

Operating profit	¥34,048	¥177,413	- 80.8	$347,429

Americas
Net sales:
Unaffiliated customers	¥171,141	¥269,509	- 36.5	$1,746,337
Intersegment	778	338	+ 130.2	7,939

Total	171,919	269,847	- 36.3	1,754,276

Operating cost and expenses	172,058	264,977	- 35.1	1,755,694

Operating profit (loss)	¥(139)	¥4,870	-	$(1,418)

Europe
Net sales:
Unaffiliated customers	¥208,862	¥336,505	- 37.9	$2,131,245
Intersegment	435	833	- 47.8	4,439

Total	209,297	337,338	- 38.0	2,135,684

Operating cost and expenses	200,986	324,670	- 38.1	2,050,878

Operating profit	¥8,311	¥12,668	- 34.4	$84,806

Others
Net sales:
Unaffiliated customers	¥93,336	¥152,230	- 38.7	$952,408
Intersegment	90,352	164,433	- 45.1	921,959

Total	183,688	316,663	- 42.0	1,874,367

Operating cost and expenses	179,598	299,151	- 40.0	1,832,633

Operating profit	¥4,090	¥17,512	- 76.6	$41,734

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-	-	$-
Intersegment	(395,856)	(752,534)	-	(4,039,347)

Total	(395,856)	(752,534)	-	(4,039,347)

Operating cost and expenses	(369,578)	(710,901)	-	(3,771,204)

Operating profit (loss)	¥(26,278)	¥(41,633)	-	$(268,143)

Consolidated
Net sales:
Unaffiliated customers	¥687,034	¥1,007,538	- 31.8	$7,010,551
Intersegment	-	-	-	-

Total	687,034	1,007,538	- 31.8	7,010,551

Operating cost and expenses	667,002	836,708	- 20.3	6,806,143

Operating profit	¥20,032	¥170,830	- 88.3	$204,408

Note:	General corporate expenses of JPY35,553 million (U.S.$362,786 thousand) and JPY43,295 million in the three months ended March 31, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY
     None.
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	March 31, 2009	December 31, 2008	Change

Subsidiaries	242	245	(3)
Affiliates	18	18	-

Total	260	263	(3)

2.	Change in Group Entities

Subsidiaries
Addition: 3 companies
Removal: 6 companies

Affiliates (Carried at Equity Basis)
Addition: 1 company
Removal: 1 company
3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
Osaka Securities Exchange (2nd section): Canon Machinery Inc.
JASDAQ: Tokki Corporation, Asia Pacific System Research Co., Ltd.
Osaka Securities Exchange (Hercules): e-System Corporation
(2) SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

New Accounting Standard

Canon adopted SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51” in the first quarter beginning January 1, 2009. Upon the adoption of SFAS 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements including the consolidated statements of cash flows have been reclassified or adjusted to conform to SFAS 160.

Canon Inc.
April 30, 2009
CONSOLIDATED FINANCIAL RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2009
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

 This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT	(Millions of yen)

	2009		2008		Change year over year
	1st quarter	Year	1st quarter	Year	1st quarter	Year
		(P)

Japan
Business machines	122,660	-	155,500	607,015	-21.1%	-

Office imaging products	74,631	-	98,403	370,901	-24.2%	-
Computer peripherals	35,622	-	41,410	184,945	-14.0%	-
Business information products	12,407	-	15,687	51,169	-20.9%	-

Cameras	23,341	-	33,348	136,791	-30.0%	-

Optical and other products	23,503	-	38,933	124,474	-39.6%	-

Total	169,504	769,400	227,781	868,280	-25.6%	-11.4%

Overseas
Business machines	328,946	-	536,286	2,053,004	-38.7%	-

Office imaging products	122,889	-	189,121	748,622	-35.0%	-
Computer peripherals	199,586	-	338,099	1,269,823	-41.0%	-
Business information products	6,471	-	9,066	34,559	-28.6%	-

Cameras	142,208	-	185,647	905,156	-23.4%	-

Optical and other products	46,376	-	57,824	267,721	-19.8%	-

Total	517,530	2,560,600	779,757	3,225,881	-33.6%	-20.6%

Americas
Business machines	119,479	-	193,781	759,864	-38.3%	-

Office imaging products	43,991	-	70,879	287,319	-37.9%	-
Computer peripherals	72,738	-	118,685	457,816	-38.7%	-
Business information products	2,750	-	4,217	14,729	-34.8%	-

Cameras	45,325	-	64,266	339,141	-29.5%	-

Optical and other products	11,527	-	12,617	55,566	-8.6%	-

Total	176,331	938,100	270,664	1,154,571	-34.9%	-18.7%

Europe
Business machines	154,755	-	257,765	964,782	-40.0%	-

Office imaging products	61,580	-	94,415	364,288	-34.8%	-
Computer peripherals	90,025	-	159,236	584,247	-43.5%	-
Business information products	3,150	-	4,114	16,247	-23.4%	-

Cameras	48,034	-	69,091	333,069	-30.5%	-

Optical and other products	7,278	-	10,260	43,549	-29.1%	-

Total	210,067	1,022,100	337,116	1,341,400	-37.7%	-23.8%

Other areas
Business machines	54,712	-	84,740	328,358	-35.4%	-

Office imaging products	17,318	-	23,827	97,015	-27.3%	-
Computer peripherals	36,823	-	60,178	227,760	-38.8%	-
Business information products	571	-	735	3,583	-22.3%	-

Cameras	48,849	-	52,290	232,946	-6.6%	-

Optical and other products	27,571	-	34,947	168,606	-21.1%	-

Total	131,132	600,400	171,977	729,910	-23.8%	-17.7%

Total
Business machines	451,606	2,151,900	691,786	2,660,019	-34.7%	-19.1%

Office imaging products	197,520	911,400	287,524	1,119,523	-31.3%	-18.6%
Computer peripherals	235,208	1,162,400	379,509	1,454,768	-38.0%	-20.1%
Business information products	18,878	78,100	24,753	85,728	-23.7%	-8.9%

Cameras	165,549	903,600	218,995	1,041,947	-24.4%	-13.3%

Optical and other products	69,879	274,500	96,757	392,195	-27.8%	-30.0%

Total	687,034	3,330,000	1,007,538	4,094,161	-31.8%	-18.7%

(P)=Projection

-S1-

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2009		2008		Change year over year
	1st quarter	Year	1st quarter	Year	1st quarter	Year
		(P)

Business machines
Unaffiliated customers	451,606	2,151,900	691,786	2,660,019	-34.7%	-19.1%
Intersegment	-	-	-	-	-	-

Total sales	451,606	2,151,900	691,786	2,660,019	-34.7%	-19.1%

Operating profit	59,104	293,600	163,179	544,644	-63.8%	-46.1%
% of sales	13.1%	13.6%	23.6%	20.5%	-	-

Cameras
Unaffiliated customers	165,549	903,600	218,995	1,041,947	-24.4%	-13.3%
Intersegment	-	-	-	-	-	-

Total sales	165,549	903,600	218,995	1,041,947	-24.4%	-13.3%

Operating profit	7,830	78,800	45,726	187,787	-82.9%	-58.0%
% of sales	4.7%	8.7%	20.9%	18.0%	-	-

Optical and other products
Unaffiliated customers	69,879	274,500	96,757	392,195	-27.8%	-30.0%
Intersegment	41,214	187,200	56,215	235,690	-26.7%	-20.6%

Total sales	111,093	461,700	152,972	627,885	-27.4%	-26.5%

Operating profit	(11,349)	(27,400)	5,330	(45,490)	-	-
% of sales	-10.2%	-5.9%	3.5%	-7.2%	-	-

Corporate and Eliminations
Unaffiliated customers	-	-	-	-	-	-
Intersegment	(41,214)	(187,200)	(56,215)	(235,690)	-	-

Total sales	(41,214)	(187,200)	(56,215)	(235,690)	-	-

Operating profit	(35,553)	(165,000)	(43,405)	(190,867)	-	-

Consolidated
Unaffiliated customers	687,034	3,330,000	1,007,538	4,094,161	-31.8%	-18.7%
Intersegment	-	-	-	-	-	-

Total sales	687,034	3,330,000	1,007,538	4,094,161	-31.8%	-18.7%

Operating profit	20,032	180,000	170,830	496,074	-88.3%	-63.7%
% of sales	2.9%	5.4%	17.0%	12.1%	-	-

(P)=Projection

3. OTHER INCOME / DEDUCTIONS						(Millions of yen)

	2009		2008		Change year over year
	1st quarter	Year	1st quarter	Year	1st quarter	Year
		(P)

Interest and dividend, net	1,350	2,200	5,781	18,605	(4,431)	(16,405)
Forex gain / loss	3,755	3,800	(10,576)	(11,212)	+14,331	+15,012
Equity earnings / loss of affiliated companies	(5,306)	(9,900)	164	(20,047)	(5,470)	+10,147
Other, net	2,563	3,900	443	(2,273)	+2,120	+6,173

Total	2,362	0	(4,188)	(14,927)	+6,550	+14,927

(P)=Projection

-S2-

Canon Inc.
4. SALES COMPOSITION BY PRODUCT

	2009		2008
	1st quarter	Year	1st quarter	Year
		(P)

Office imaging products
Monochrome copying machines	40%	40%	42%	41%
Color copying machines	36%	36%	36%	37%
Others	24%	24%	22%	22%

Computer peripherals
Laser beam printers	71%	68%	75%	73%
Inkjet printers	28%	31%	24%	26%
Others	1%	1%	1%	1%

Business information products
Personal computers	65%	63%	63%	60%
Others	35%	37%	37%	40%

Cameras
Digital cameras	78%	78%	75%	75%
Video cameras	7%	9%	7%	9%
Interchangeable lenses and others	15%	13%	18%	16%

Optical and other products
Semiconductor production equipment	34%	29%	46%	46%
Others	66%	71%	54%	54%

(P)=Projection
5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

	2009
	1st quarter	Year
		(P)

Business machines
Japan	-21.1%	-
Overseas	-27.9%	-

Total	-26.4%	-11.5%

Cameras
Japan	-30.0%	-
Overseas	-9.3%	-

Total	-12.5%	-3.3%

Optical and other products
Japan	-39.6%	-
Overseas	-13.1%	-

Total	-23.8%	-26.2%

Total
Japan	-25.6%	-11.4%
Overseas	-22.4%	-10.7%
Americas	-27.6%	-12.1%
Europe	-22.2%	-10.3%
Other areas	-14.7%	-9.1%

Total	-23.1%	-10.8%

(P)=Projection

-S3-

Canon Inc.
6. PROFITABILITY

	2009		2008
	1st quarter	Year (P)	1st quarter	Year

ROE *1	2.7%	4.2%	14.8%	11.1%

ROA *2	1.8%	2.8%	9.8%	7.3%

*1 Based on Net Income attributable to Canon Inc and Total Canon Inc.stockholders’ equity				(P)=Projection
*2 Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)

	2009			2008
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year

Yen/US$	93.86	95.00	94.78	104.78	103.23
Yen/Euro	121.85	125.00	124.31	157.59	151.46

				(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)

	2009
	1st quarter	Year (P)

US$	(27.4)	(109.5)
Euro	(43.9)	(156.0)
Other currencies	(7.1)	(33.7)

Total	(78.4)	(299.2)

		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2009
	2nd-4th quarter (P)

On sales
US$	11.6
Euro	4.8

On operating profit
US$	6.8
Euro	3.4

	(P)=Projection

8. STATEMENTS OF CASH FLOWS			(Millions of yen)

	2009		2008
	1st quarter	Year (P)	1st quarter	Year

Net cash provided by operating activities	52,446	425,000	107,489	616,684

Net cash used in investing activities	(102,026)	(325,000)	(189,483)	(472,480)

Free cash flow	(49,580)	100,000	(81,994)	144,204

Net cash used in financing activities	(70,958)	(144,000)	(84,877)	(277,565)

Effect of exchange rate changes on cash and cash equivalents	18,535	(5,200)	(69,923)	(131,906)

Net change in cash and cash equivalents	(102,003)	(49,200)	(236,794)	(265,267)

Cash and cash equivalents at end of period	577,193	630,000	707,669	679,196

(P)=Projection

* In connection with the adoption of SFAS No. 160, only the total of “net cash provided by operating activities” will be provided from this quarter.

-S4-

Canon Inc.
9. R&D EXPENDITURE
(Millions of yen)

	2009		2008
	1st quarter	Year (P)	1st quarter	Year

Business machines	23,208	-	25,884	123,531
Cameras	11,458	-	11,904	45,458
Optical and other products	38,123	-	41,767	205,036

Total	72,789	320,000	79,555	374,025

% of sales	10.6%	9.6%	7.9%	9.1%

(P)=Projection
10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION
(Millions of yen)

	2009		2008
	1st quarter	Year (P)	1st quarter	Year

Increase in PP&E	61,917	290,000	89,435	361,988
Depreciation and amortization	75,523	330,000	82,201	341,337

(P)=Projection
11. INVENTORIES

(1) Inventories	(Millions of yen)

	2009	2008	Difference
	Mar.31	Dec.31

Business machines	245,404	234,958	+10,446
Cameras	100,478	115,852	(15,374)
Optical and other products	154,081	156,109	(2,028)

Total	499,963	506,919	(6,956)

(2) Inventories/Sales*	(Days)

	2009	2008	Difference
	Mar.31	Dec.31

Business machines	42	34	+8
Cameras	43	41	+2
Optical and other products	155	144	+11

Total	54	47	+7

        *Index based on the previous six months sales.
12. DEBT RATIO

	2009	2008	Difference
	Mar.31	Dec.31

Total debt / Total assets	0.3%	0.4%	-0.1%

13. OVERSEAS PRODUCTION RATIO

	2009	2008
	1st quarter	Year

Overseas production ratio	36%	39%

14. NUMBER OF EMPLOYEES

	2009	2008	Difference
	Mar.31	Dec.31

Japan	72,385	72,445	(60)
Overseas	85,634	94,535	(8,901)

Total	158,019	166,980	(8,961)

-S5-